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Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

December 22, 2017

Division of Investment Management U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Deborah O’Neal-Johnson, Senior Counsel

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. O’Neal-Johnson:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 172 to the Trust’s registration statement on Form N-1A (Accession No. 0001615774-17-005721), filed with the Commission on October 13, 2017 (the “Amendment”), which were provided to the Trust on November 27, 2017. The Amendment was filed to register the Gotham Index Plus All-Cap Fund (initially filed under the name “Gotham 500 Plus Fund”) (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act of 1933.1

We appreciate the opportunity to address the Staff’s comments regarding the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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1 As discussed with the Staff on December 11, 2017, after the Amendment was filed, the Fund’s name was changed to the “Gotham Index Plus All-Cap Fund” and certain investment strategies and policies were revised. Such changes are reflected in the Trust’s Post-Effective Amendment No. 178 to its registration statement on Form N-1A filed with the Commission on December 22, 2017.

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Division of Investment Management

U.S. Securities and Exchange Commission

December 22, 2017

1.	In the Summary Section of the Prospectus, please revise the fee table to indent the sub-items that comprise the line item “Other Expenses.”

Response: The prospectus has been revised to reflect the Staff’s comment.

2.	With respect to the Fund’s industry concentration policy disclosed under “Investment Limitations” in the Statement of Additional Information, confirm that the Fund will consider the industry concentration policy of any investment company in which it invests in monitoring compliance with such policy.

Response: Confirmed.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.